January 14, 2011

VIA FACSIMILE

U.S. Securities and Exchange Commission

Attn:  H. Christopher Owings, Assistant Director

100 F Street NE

Washington, DC 20549

Re:          Titan Machinery Inc.

Registration Statement on Form S-3

Filed December 9, 2010

File No. 333-171063

Dear Mr. Owings:

On behalf of Titan Machinery Inc. (the “Company”), we are responding to your comment letter, dated January 6, 2011, to David J. Meyer, Chairman and Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2010 (the “Form S-3”).  We have enclosed an Amendment No. 1 to the Form S-3, which includes a revised opinion of counsel as Exhibit 5.1.

For your convenience, we have repeated and numbered the comments from your letter in boldface print.  The Company’s responses are provided below each comment. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Item 17. Undertakings, page 26

1.                                      Please provide the undertaking set forth at Item 512(j) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Form S-3 to include the undertaking set forth at Item 512(j) of Regulation S-K.

Exhibit 5.1 Opinion of Fredrikson & Byron, P.A.

2.                                      Please have counsel revise its opinion to also opine on the laws of the State of New York which govern the Indenture.

Response: In response to the Staff’s comment, the Company advises the Staff that counsel has revised its opinion to add a reference to the State of New York in the second to last paragraph of its opinion.

3.                                      Please have counsel delete the last paragraph of its opinion in order to remove any implication that it cannot be relied upon as part of your filing.

Response:  In response to the Staff’s comment, the Company advises the Staff that counsel has revised its opinion to remove the paragraph referred to in the Staff’s comment.

4.                                      Please have counsel remove the second sentence of the third from the last paragraph of its opinion as such an assumption is overly broad.

Response: In response to the Staff’s comment, the Company advises the Staff that counsel has revised its opinion to remove the sentence referred to in the Staff’s comment.

***

The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter, together with Amendment No.1 filed concurrently herewith, address the comments set forth in your letter. If you have any questions regarding these matters, please contact me (612.492.7162) or, in my absence, Scott Dorfman (612-492-7406).

Sincerely,

Melodie R. Rose

Attorney

Direct Dial:  612.492.7162

Email: mrose@fredlaw.com

cc:           David J. Meyer, Titan Machinery Inc.

Peter Christianson, Titan Machinery Inc.

Mark Kalvoda, Titan Machinery Inc.